Points Expands Global Footprint in Latin America and Caribbean with
Copa Airlines Partnership

Copa Airlines Leverages Points' Loyalty Commerce Platform to Offer ConnectMiles Members
More Value and Flexibility with Ability to Buy, Gift and Transfer Reward Miles

Toronto, February 8, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced a partnership with Copa Airlines to enable ConnectMiles program members to buy, gift or transfer their reward miles. The partnership supports Points' expansion into the Central American market and allows Copa Airlines to better engage their ConnectMiles members.

“We’re excited to work with one of Central America’s leading airlines and loyalty programs,” said Rob MacLean, CEO at Points. “We’ve proven the value of our Buy, Gift and Transfer solutions with loyalty programs across the globe and are proud to bring that functionality into the Latin America and Caribbean travel market, starting with Copa Airlines.”

For the first time, ConnectMiles members can purchase reward miles to top off their account balances, as well as gift or transfer their miles between family and friends. By leveraging Points' Loyalty Commerce Platform, Copa Airlines can better engage with their loyalty members by providing opportunities for them to earn and then use their reward miles more quickly.

“By leveraging Points’ Buy, Gift and Transfer solution in our loyalty program, we are able to deepen engagement with our members and bring them closer to their next redemption,” said Timothy Manoles, Loyalty Vice-President at Copa Airlines. ”We’re excited to increase the value and utility of our currency and provide more opportunities for ConnectMiles members to interact with and manage their rewards.”

With its leading Loyalty Commerce Platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to power innovative products and services to drive increased revenue and member engagement in loyalty programs. Points leverages its platform to efficiently deliver great products, including the Buy, Gift and Transfer functionality, to more than 50 loyalty program partners worldwide.

For more about Points' Loyalty Commerce Platform, visit www.points.com.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

About Copa Airlines
Copa Airlines and Copa Airlines Colombia, ( NYSE: CPA) subsidiaries of Copa Holdings, are leading Latin American providers of passengers and cargo services. The airlines offer service to 74 destinations in 31 countries in North, Central and South America and the Caribbean. During Copa Airlines’ more than 68 years of continuous operations, the Hub of the Americas in Panama has become the leading hub on the continent. Copa operates one of the youngest and most modern fleets in the industry, consisting of 100 aircraft: 14 Boeing 737-700 Next-Generation, 63 Boeing 737-800 Next-Generation and 23 Embraer-190, and has an on-time performance of more than 91 percent, one of the best in the industry. Copa is a member of Star Alliance, which offers passengers more than 18,500 daily flights to 1,330 airports in 192 countries. For more information visit www.copa.com.

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com
617-956-6728

Points Media Relations
Rachel Hollis
Rache.Hollis@points.com
416-728-2641